FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

Suite 507 - 1540 West 2nd Avenue
Vancouver, BC, Canada, V6J 1H2

Item 2: Date of Material Change:

February 9, 2009

Item 3: News Release:

A news release dated and issued on February 9, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Financing Update

Item 5: Full Description of Material Change:

February 9, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) announces that as a result of ongoing delays in the closing of the debt financing outlined in its January 14, 2009 news release, the Company is not in a position to repay its bridge loans in the aggregate amount of US $4.1 million due on February 10, 2009.   Freegold’s original maturity date with its two bridge lenders had previously been extended from January 15, 2009 to February 10, 2009 following the receipt of terms from a private European lender for a secured line of credit for up to US $10 million.  Funding under this line of credit required the prior sale of certain assets by the lender, and these sales were unable to be completed in the time frame that was originally forecast.

The Company is continuing to pursue this line of credit financing, continues to hold discussions with other potential sources of financing, and is currently in discussions with its bridge lenders to further extend the maturity date of the loans.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of February 2009